FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta and the Royal Society of Chemistry launch African science initiative"

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media Release

Syngenta and the Royal Society of Chemistry launch African science initiative

London, United Kingdom, November 21, 2007

Syngenta and the Royal Society of Chemistry today announced the creation of the Pan Africa Chemistry Network to help promote the economic and social development of the continent. The Network, which will eventually span the whole continent, is being established initially in Kenya. Its purpose is to connect African chemists more effectively and to enable them to achieve greater levels of innovation and scientific development.

Syngenta is supporting the launch with a GBP 1 million grant. A prime focus of the Network will be agricultural development including food security and sustainability, clean water and disease prevention.

Academics will meet through a programme of seminars, conferences and workshops. Fellowships and grants will be awarded to enable active participation in these events and to further enhance networking, technology transfer and skills development by facilitating international mobility of key scientists.

An essential platform of the Network will be an educational outreach programme, encouraging children and their teachers to learn first hand about practical applications of chemistry through an annual schools science competition.

Professor Calestous Juma of Harvard University, a lead author on the United Nations Millennium Project, will launch the Network. Dr Temechegn Engida, President of the Federation of African Societies of Chemistry will also attend the launch.

Syngenta Chief Executive Michael Pragnell said: "Agriculture is an essential stepping stone to economic development and improving livelihoods in rural African communities and the eradication of poverty, one of the millennium development goals. Building networks based upon science and innovation is essential to this process. We are delighted to be partnering the Royal Society of Chemistry in the creation of the first hub.”

Dr Simon Campbell, Immediate Past-President of the Royal Society of Chemistry, said:

"The RSC is delighted that Syngenta has embraced so enthusiastically and generously our vision for the Pan Africa Chemistry Network that will help build the chemical science capacity that is vital for social and economic development across the Continent. We are looking forward to partnering with Syngenta and our African colleagues to build a network of local and national chemical science communities that will address such fundamental challenges as food security, disease control and biodiversity.

Syngenta – November 21, 2007 / Page 1 of 2

“With Syngenta's support, the Pan Africa Chemistry Network will bring African scientists together to address these key issues through new initiatives spanning education and research, workshops, exchange programmes and increased knowledge sharing.  Syngenta's partnership will have a significant impact on chemical scientists in Africa as they strive to translate Millennium goals into reality across this vast Continent."

RSC chief executive Dr Richard Pike said: "Built upon the success of the RSC Archives for Africa which was launched in Ethiopia last year and thanks in large part to the grant from Syngenta, the Pan Africa Chemistry Network is an innovative approach to develop science education in Africa."

The Royal Society of Chemistry is the UK Professional Body for chemical scientists and an international Learned Society for the chemical sciences with some 43,000 members worldwide. It is a major international publisher of chemical information, supports the teaching of chemical sciences at all levels and is a leader in bringing science to the public.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion. Syngenta employs around 21,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372
	Andrew Coker (UK)	+44 1344 414503

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 21, 2007 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: November 21, 2007	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes